SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

October 30, 2024

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	BeLive Holdings
Amendment No. 3 to Registration Statement on Form F-1 Filed on October 3, 2024 File No. 333-280739

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No.4 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated October 21, 2024, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Registration Statement on Form F-1 filed October 3, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Comparison of the Six Months Ended June 30, 2023 and 2024, page 40

1.	Revise your disclosures to clarify the underlying reasons for the decrease in customers and revenue recognized during the period for each of your revenue streams. Describe the specific factors that led to the decrease in demand for your solutions and disclose any trends that are reasonably likely to have a material impact on future revenues. Refer to Item 303(b) and Item 303(b)(2)(ii) of Regulation S-K.

Response:

The disclosure had been revised to clarify that the Company does not foresee the revenue dip as a long term trend. Given the current initiatives in place, the Company has seen an increase in Q3’s sales performance (S$694,488) as compared to that in the first six months of 2024 (S$763,922). In addition, the Company has also partaken in several government tenders which are in the late stage of evaluation. Such tenders are estimated to be around S$3.6 million.

See page 40.

Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2024

Notes to Unaudited Interim Consolidated Financial Statements for the Six Months Ended June 30, 2024

2. Summary of Significant Accounting Policies, page F-76

2.	We note that you have had net losses and operating cash outflows foreach period presented. Further, your working capital deficit is S$ 277,947 as of June 30, 2024. Tell us how you considered whether there are uncertainties that may cast significant doubt upon your ability to continue as a going concern and what consideration you gave to disclosing these uncertainties. Refer to paragraphs 25 and 26 of IAS 1.

Response:

We have been advised that the Company acknowledges the reported net losses and operating cash outflows during the periods presented and has assessed its financial and operational position based on the following:

Financial Support: The Company has secured a credit facility from an existing shareholder in an amount of up to US $2 million, which the Company can draw down upon, if necessary. This shareholder has agreed to provide continuing financial support to the Company for twenty-four months from the date of these unaudited interim condensed consolidated financial statements. A copy of the Loan Facility Agreement is attached as Exhibit 10.10 to the registration statement.

Cost Management Initiatives: The Company has implemented stringent cost control measures aimed at reducing operational expenses while focusing on areas that drive revenue growth. This includes reducing unnecessary expenses and optimizing resource allocation.

Revenue Growth Prospects: Although the Company has experienced recent net losses, it anticipates significant revenue growth from its market expansion initiatives. These have already shown positive early traction from July to September 2024 (Revenue: S$694,488 from July to September 2024 vs $763,922 for first six months of 2024), and it expects them to contribute meaningfully to its financial performance in upcoming periods.

See pages 4, 9, and F-76 Note 2a

12. Trade and Other Receivables, page F-84

3.	Revise your disclosure to clarify the nature of the “Other Receivables” balance, including whether it is related to revenue generating activities or other activities. Clarify the parties from whom the balance is due, the repayment terms, and the source of repayment. Also, clarify if any amounts are past due and what consideration you gave to providing an allowance for expected credit loss.

Response:

The Company has advised that the items in other receivables have been reclassified and rectified due to improper classification. The unaudited interim condensed consolidated statements of profit or loss and other comprehensive income and Note 12 and 18 to the unaudited interim condensed consolidated financial statements have been revised. The remaining “Other Receivables” balance are non-trade in nature, and mainly included items such as receivable from a staff which have been subsequently settled.

See pages F-72, F-84, and F-88.

21. Share-based payment, page F-90

4.	Revise your disclosures to clarify how the stock compensation expense relating to the 5,900,000 share options granted in February 2024 is reflected in your financial statements. In this regard, your discussion of changes in expenses for the period on page 40 does not appear to include this expense.

Response:

The disclosure has been revised to clarify that the share options (S$3,606,000) granted are reflected under administrative expenses in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income.

See pages 41 and F-90 Note 21 to the unaudited interim condensed consolidated financial statements.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact me at (303) 868-3382 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Chia Lei Kuan of Onestop Assurance PAC at +65 9499 3768 (email: leikuanchia@one-stop-ca.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
R.F. Lafferty & Co., Inc.
Lucosky Brookman LLP
Onestop Assurance PAC